RECEIVED
2004 JUN -3 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 27, 2004

82-2300

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith the Notice of Resolution of the 53rd Ordinary General Meeting of Shareholders (Translation).

With best wishes,

04030525

Yours faithfully,

SUPPL

Rikimaru

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

dlw 6/9

(TRANSLATION)

May 27, 2004

To our shareholders:

NOTICE OF RESOLUTION OF THE 53RD ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the following was reported and adopted at the 53rd Ordinary General Meeting of Shareholders held on May 27, 2004:

ITEMS TO REPORT

Business report, the non-consolidated balance sheet as of February 29, 2004, and the non-consolidated statement of income for the 53rd term (from March 1, 2003 to February 29, 2004).

This item was reported and approved.

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 53rd term.

This item was approved and passed as proposed.
We regret to announce that it was decided to suspend the dividend for the term.

No.2: Matter concerning the election of fifteen Directors of the Board due to the expiration of the term of office of all directors.

This item was approved and passed as proposed.
The following were elected as the Director of the Board and they assumed the positions accordingly:
Heihachiro YOSHINO, Kunio TAKAGI, Shinji SEINO, Toshio HASUMI, Tadahiko TSUCHIYA, Takayuki ITO, Masahiro OTA, Hiroyuki OGAWA, Mikio KIHARA, Masakazu SATO, Kazuo TAKAHASHI, Yoshiaki TAKAHASHI, Kunio NISHIMOTO, Mitsuru HAZEYAMA, and Hiroshige SASAKI

No.3: Matter concerning the election of two corporate auditors due to the expiration of the term of office of two corporate auditors.

This item was approved and passed as proposed.
Osamu SATO and Kenjuro YAMAMOTO were elected as the corporate auditor

(TRANSLATION)

Yours very truly,

Kunio TAKAGI
President and Chief Executive Officer
The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046
JAPAN